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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------
                                    FORM T-1

             STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT
              OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

              CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A
                TRUSTEE PURSUANT TO SECTION 305(b)(2)      X
                                                      ___________


                         ------------------------------


                              BANKERS TRUST COMPANY
               (Exact name of trustee as specified in its charter)

NEW YORK                                                                13-4941247
(Jurisdiction of Incorporation or                                       (I.R.S. Employer
organization if not a U.S. national bank)                               Identification no.)


FOUR ALBANY STREET
NEW YORK, NEW YORK                                                      10006
(Address of principal                                                   (Zip Code)
executive offices)

                             BANKERS TRUST COMPANY
                             LEGAL DEPARTMENT
                             130 LIBERTY STREET, 31ST FLOOR
                             NEW YORK, NEW YORK  10006
                             (212) 250-2201

            (Name, address and telephone number of agent for service)

                        ---------------------------------

                           ANTIGUA FUNDING CORPORATION
               (Exact name of obligor as specified in its charter)

               DELAWARE                                              95-2564584
              (State or other jurisdiction of               (I.R.S. employer
              Incorporation or organization)                Identification no.)

                                44 WHIPPANY ROAD
                          MORRISTOWN, NEW JERSEY 07962

                    (Address of principal executive offices)

                          EQUIPMENT LEASE-BACKED NOTES
                       (Title of the indenture securities)




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ITEM   1.      GENERAL INFORMATION.

               Furnish the following information as to the trustee.

                        (a) Name and address of each examining or supervising authority to which it is subject.

               NAME                                            ADDRESS

              Federal Reserve Bank (2nd District)             New York, NY
               Federal Deposit Insurance Corporation           Washington, D.C.
               New York State Banking Department               Albany, NY

               (b) Whether it is authorized to exercise corporate trust powers.
                      Yes.

ITEM   2.      AFFILIATIONS WITH OBLIGOR.

               If the obligor is an affiliate of the Trustee, describe each such affiliation.

               None.

ITEM 3. -15.   NOT APPLICABLE

ITEM  16.      LIST OF EXHIBITS.

                        EXHIBIT 1 - Restated Organization Certificate of Bankers
                             Trust Company dated August 7, 1990, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated June 21, 1995 Incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 33-65171, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated March 20, 1996, incorporate by referenced to Exhibit 1 filed with Form T-1 Statement, Registration No. 333-25843 and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated June 19, 1997, copy attached.

                         EXHIBIT 2 - Certificate of Authority to commence
                             business Incorporated herein by reference to
                             Exhibit 2 filed with Form T-1 Statement,
                             Registration No. 33-21047.

                         EXHIBIT 3 - Authorization of the Trustee to exercise
                             corporate trust powers - Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 33-21047.

                        EXHIBIT 4 - Existing By-Laws of Bankers Trust Company,
                             as amended on February 18, 1997, Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 333-24509-01.

                                       -2-



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                       EXHIBIT 5 - Not applicable.

                       EXHIBIT 6 - Consent of Bankers Trust Company required by
                             Section 321(b) of the Act. - Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 22-18864.

                       EXHIBIT 7 - The latest report of condition of Bankers

                             Trust Company dated as of June 30, 1997. Copy attached.

                       EXHIBIT 8 - Not Applicable.

                       EXHIBIT 9 - Not Applicable.

                                       -3-



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                                    SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Bankers Trust Company, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 10th day of November, 1997.

                                            BANKERS TRUST COMPANY

                                            By:    Alfia Monastra

                                                   Alfia Monastra
                                                   Assistant Vice President

                                       -5-



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                               State of New York,

                               Banking Department

        I, MANUEL KURSKY, Deputy Superintendent of Banks of the State of New York, DO HEREBY APPROVE the annexed Certificate entitled "CERTIFICATE OF AMENDMENT OF THE ORGANIZATION CERTIFICATE OF BANKERS TRUST COMPANY UNDER SECTION 8005 OF THE BANKING LAW," dated June 19, 1997, providing for an increase in authorized capital stock from $1,601,666,670 consisting of 100,166,667 shares with a par value of $10 each designated as Common Stock and 600 shares with a par value of $1,000,000 each designated as Series Preferred Stock to $2,001,666,670 consisting of 100,166,667 shares with a par value of $10 each designated as Common Stock and 1,000 shares with a par value of $1,000,000 each designated as Series Preferred Stock.

     WITNESS, my hand and official seal of the Banking Department at the City of New York, this 27TH day of June in the Year of our Lord one thousand nine hundred and NINETY-SEVEN.

                                                        Manuel Kursky
                                                 Deputy Superintendent of Banks



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                            CERTIFICATE OF AMENDMENT

                                     OF THE

                            ORGANIZATION CERTIFICATE

                                OF BANKERS TRUST

                      Under Section 8005 of the Banking Law

                          -----------------------------

        We, James T. Byrne, Jr. and Lea Lahtinen, being respectively a Managing Director and an Assistant Secretary of Bankers Trust Company, do hereby certify:

        1.   The name of the corporation is Bankers Trust Company.

        2. The organization certificate of said corporation was filed by the Superintendent of Banks on the 5th of March, 1903.

        3. The organization certificate as heretofore amended is hereby amended to increase the aggregate number of shares which the corporation shall have authority to issue and to increase the amount of its authorized capital stock in conformity therewith.

        4. Article III of the organization certificate with reference to the authorized capital stock, the number of shares into which the capital stock shall be divided, the par value of the shares and the capital stock outstanding, which reads as follows:

        "III. The amount of capital stock which the corporation is hereafter to have is One Billion, Six Hundred and One Million, Six Hundred Sixty-Six Thousand, Six Hundred Seventy Dollars ($1,601,666,670), divided into One Hundred Million, One Hundred Sixty-Six Thousand, Six Hundred Sixty-Seven (100,166,667) shares with a par value of $10 each designated as Common Stock and 600 shares with a par value of One Million Dollars ($1,000,000) each designated as Series Preferred Stock."

is hereby amended to read as follows:

        "III. The amount of capital stock which the corporation is hereafter to have is Two Billion One Million, Six Hundred Sixty-Six Thousand, Six Hundred Seventy Dollars ($2,001,666,670), divided into One Hundred Million, One Hundred Sixty-Six Thousand, Six Hundred Sixty-Seven (100,166,667) shares with a par value of $10 each designated as Common Stock and 1000 shares with a par value of One Million Dollars ($1,000,000) each designated as Series Preferred Stock."



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        5. The foregoing amendment of the organization certificate was authorized by unanimous written consent signed by the holder of all outstanding shares entitled to vote thereon.

        IN WITNESS WHEREOF, we have made and subscribed this certificate this 19th day of June, 1997.

                               James T. Byrne, Jr.

                               James T. Byrne, Jr.
                               Managing Director


                               Lea Lahtinen

                               Lea Lahtinen
                               Assistant Secretary

State of New York            )
                             )  ss:

County of New York    )

        Lea Lahtinen, being fully sworn, deposes and says that she is an Assistant Secretary of Bankers Trust Company, the corporation described in the foregoing certificate; that she has read the foregoing certificate and knows the contents thereof, and that the statements herein contained are true.

                                                          Lea Lahtinen

                                                          Lea Lahtinen

Sworn to before me this 19th day of
June, 1997.

        Sandra L. West

        Notary Public

        SANDRA L. WEST

  Notary Public State of New York
        No. 31-4942101
 Qualified in New York County
 Commission Expires September 19, 1998



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
Legal Title of Bank:  Bankers Trust Company        Call Date:   6/30/97         ST-BK: 36-4840       FFIEC 031
Address:              130 Liberty Street                  Vendor ID: D          CERT:  00623         Page RC-1
City, State ZIP:      New York, NY  10006                                                            11

FDIC Certificate No.: |  0 |  0 |  6 |  2 |  3

CONSOLIDATED REPORT OF CONDITION FOR INSURED COMMERCIAL
AND STATE-CHARTERED SAVINGS BANKS JUNE 30, 1997

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, reported the amount outstanding as of the last business day of the quarter.

SCHEDULE RC--BALANCE SHEET

                                                                                                                   C400
                                                                                                          --------------------
                                                                           Dollar Amounts in Thousands    RCFD    Bil Mil Thou

ASSETS                                                                                           / / / / / / / / / / / / / / /
  1.    Cash and balances due from depository institutions (from Schedule RC-A):                 / / / / / / / / / / / / / / /
         a.   Noninterest-bearing balances and currency and coin(1) .........................    0081        1,724,000          1.a.
         b.   Interest-bearing balances(2) ..................................................    0071        2,648,000          1.b.
  2.    Securities:                                                                              / / / / / / / / / / / / / / /
         a.   Held-to-maturity securities (from Schedule RC-B, column A) ....................    1754                0          2.a.
         b.   Available-for-sale securities (from Schedule RC-B, column D)...................    1773        3,990,000          2.b.
  3     Federal funds sold and securities purchased under agreements.........................    1350       26,430,000          3.
         to resell in domestic offices of the bank and of its Edge and Agreement
         subsidiaries, and in IBFs:                                                              / / / / / / / / / / / / / / /
         a.   Federal funds sold ............................................................
         b.   Securities purchased under agreements to resell ...............................
  4.    Loans and lease financing receivables:                                                  / / / / / / / / / / / / / / /
         a.   Loans and leases, net of unearned
              income (from Schedule RC-C)....................RCFD 2122    17,815,000             / / / / / /  / / / / / / / / / 4.a.
         b.   LESS:   Allowance for loan and lease losses...RCFD 3123       723,000             / / / / / / / / / / / / / / /   4.b.
         c.   LESS:   Allocated transfer risk reserve ......RCFD 3128             0             / / / / / / / / / / / / / / /   4.c.
         d.   Loans and leases, net of unearned income,                                         / / / / / / / / / / / / / / /
              allowance, and reserve (item 4.a minus 4.b and 4.c) ............................  2125        17,092,000          4.d.
  5.    Assets held in trading accounts ......................................................  3545        40,350,000          5.
  6.    Premises and fixed assets (including capitalized leases) .............................  2145           937,000          6.
  7.    Other real estate owned (from Schedule RC-M) .........................................  2150           195,000          7.
  8.    Investments in unconsolidated subsidiaries and associated companies
         (from Schedule RC-M).................................................................  2130            96,000          8.
  9.    Customers' liability to this bank on acceptances outstanding .........................  2155           691,000          9.
 10.    Intangible assets (from Schedule RC-M) ...............................................  2143            85,000         10.
 11.    Other assets (from Schedule RC-F) ....................................................  2160         4,633,000         11.
 12.    Total assets (sum of items 1 through 11) .............................................  2170        98,871,000         12.

--------------------------
(1)     Includes cash items in process of collection and unposted debits.
(2)     Includes time certificates of deposit not held in trading accounts.



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

Legal Title of Bank:  Bankers Trust Company               Call Date: 6/30/97    ST-BK:    36-4840           FFIEC  031
Address:              130 Liberty Street                  Vendor ID: D          CERT:  00623                Page  RC-2
City, State Zip:      New York, NY  10006                                                                   12
FDIC Certificate No.: |  0 |  0 |  6 |  2 |  3

SCHEDULE RC--CONTINUED
                                                    Dollar Amounts in Thousands    / / / / / / / /     Bil Mil Thou
------------------------------------------------------------------------ ---------------------------------------------------------
LIABILITIES                                                                        / / / / / / / / / / / / / / /
13.    Deposits:                                                                   / / / / / / / / / / / / / / /
         a.   In domestic offices (sum of totals of columns
              A and C from Schedule RC-E, part I)                      RCON 2200                18,026,000     13.a.
              (1)   Noninterest-bearing(1) ............RCON 6631  3,184,000....   / / / / / / / / / / / /      13.a.(1)

              (2)  Interest-bearing ...................RCON 6636 14,842,000.....  / / / / / / / / / / / /                 13.a.(2)
         b.   In foreign offices, Edge and Agreement subsidiaries, and
              IBFs (from Schedule RC-E                                            / / / / / / / / / / / /
              part II)                                                         RCFN 2200        22,173,000                13.b.
        (1)   Noninterest-bearing .....................RCFN 6631  1,454,000        / / / / / / / / /                      13.b.(1)
                   (2)   Interest-bearing .............RCFN 6636 20,719,000        / / / / / / / / / / / /                13.b.(2)
14.    Federal funds purchased and securities
       sold under agreements to repurchase in                                / / /  2800        14,623,000    14.
       domestic offices of the bank and of its Edge
       and Agreement subsidiaries, and in IBFs:                              / / / / / / / / / / / / / / / /
         a.   Federal funds purchased ..............................   RCFD 0278                              14.a.
         b.   Securities sold under agreements to repurchase .......           RCFD 0279                      14.b.
15.      a.   Demand notes issued to the U.S. Treasury .............   RCON 2840                  0           15.a.
         b.   Trading liabilities ..................................           RCFD 3548        19,819,000    15.b.
16.    Other borrowed money:                                                   / / / / / / / / / / / / / /  /
         a.   With original maturity of one year or less ...........           RCFD 2332         6,877,000    16.a.
         b.   With original maturity of more than one year .........           A547                217,000    16.b.
         c.   With a remaining maturity of more than three years ...           A548              4,848,000    16.c.
17.    Mortgage indebtedness and obligations under capitalized leases
18.    Bank's liability on acceptances executed and outstanding .....  RCFD 2920                   691,000    18.
19.    Subordinated notes and debentures ............................  RCFD 3200                 1,251,000    19.
20.    Other liabilities (from Schedule RC-G) .......................  RCFD 2930                 4,872,000    20.
21.    Total liabilities (sum of items 13 through 20) ...............  RCFD 2948                93,397,000    21.
                                                                                / / / / / / / / / / / / / /
22.    Limited-life preferred stock and related surplus .............  RCFD 3282                         0    22.
EQUITY CAPITAL                                                     / / / / / / / / / / / / / / / / / / / /
23.    Perpetual preferred stock and related surplus ................  RCFD 3838                 1,000,000    23.
24.    Common stock .................................................  RCFD 3230                 1,001,000    24.
25.    Surplus (exclude all surplus related to preferred stock) .....  RCFD 3839                   540,000    25.
26.    a.   Undivided profits and capital reserves ..................  RCFD 3632                 3,314,000    26.a.
       b.   Net unrealized holding gains (losses)
            on available-for-sale securities ........................          RCFD 8434       (     3,000)   26.b.
27.    Cumulative foreign currency translation adjustments ..........          RCFD 3284       (   378,000)   27.
28.    Total equity capital (sum of items 23 through 27) ............          RCFD 3210         5,474,000    28.
29.    Total liabilities, limited-life preferred stock, and equity
       capital (sum of items 21, 22,                                            / / / / / / / / / / / /
         and 28) ....................................................          RCFD 3300        98,871,000    29.
Memorandum

To be reported only with the March Report of Condition.

   1.   Indicate in the box at the right the number of the statement
        below that best describes the most comprehensive level of                               Number
        auditing work performed for the bank by independent external                           -----------
        auditors as of any date during 1996 .........................          RCFD   6724     N/A                       M.1

1    =  Independent audit of the bank conducted in accordance
        with generally accepted auditing standards by a certified
        public accounting firm which submits a report on the
        bank

2    =  Independent audit of the bank's parent holding company        4   =  Directors' examination of the bank performed by other
        conducted in accordance with generally accepted auditing             external auditors (may be required by state
        standards by a certified public accounting firm which                chartering authority)
        submits a report on the consolidated holding company
        (but not on the bank separately)
                                                                      5    =  Review of the bank's financial statements by
3    =  Directors' examination of the bank conducted in                       external auditors
        accordance with generally accepted auditing standards         6    =  Compilation of the bank's financial statements
        by a certified public accounting firm (may be                         by external auditors
        required by state chartering authority)
                                                                      7    =  Other audit procedures (excluding tax preparation
                                                                              work)
                                                                      8    =  No external audit work

----------------------
(1)     Including total demand deposits and noninterest-bearing time and savings deposits.
(2)     Includes limited-life preferred stock and related surplus.